Exhibit 99.1

Midatech will host a conference call and live Q&A session today (Monday 30 September 2019) at 1400 BST / 0900 EDT for analysts and investors to discuss the 2019 Interim Results. Dr Craig Cook, Chief Executive Officer, and Stephen Stamp, Chief Financial Officer, will lead the presentation.

The conference call dial-in details are: UK: +44 (0)20 3003 2701, US: +1 646 843 4609, Conference PIN: 9745561.

The presentation will be available on Midatech's website shortly before the call.

30 September 2019

Midatech Pharma PLC

("Midatech", "Company" or "Group")

Interim results for the six months ended 30 June 2019

Midatech (AIM: MTPH.L; Nasdaq: MTP), the R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, announces its results for the six months ended 30 June 2019.

OPERATIONAL HIGHLIGHTS (including post period end)

•	Finalisation of the development plan for MTD201 (Q-Octreotide). Following the successful, Phase I human study which indicated that MTD201 has a number of favourable product characteristics, Midatech is developing MTD201 as a differentiated product which, the Board believes, provides the most valuable, de-risked route to market.

•	The ongoing, first-in-human study of MTX110, for the treatment of diffuse intrinsic pontine glioma (DIPG), which commenced in May 2018, continues to progress well with MTX110 being well tolerated in the patients treated to date. The study is a combined Phase I (safety) and Phase II (efficacy) programme with the Phase I dose escalating component with the Phase I component scheduled to complete in Q4 2019 with the Phase II efficacy component to follow immediately thereafter, subject to confirmation from the US Food and Drug Administration.

•	Completion of a strategic investment in the Company by China Medical System (“CMS”) and an associated party of CMS (A&B (HK) Company Ltd (“A&B”)) of £8 million (gross proceeds) in aggregate, plus agreement to licence the Group’s pipeline products in the Greater China Area and certain South East Asian countries.

•	In conjunction with the investment by CMS, the Company concluded a successful Placing and Open Offer, raising an additional £5.4 million (gross proceeds), approved by shareholders on 25 February 2019.

•	In March 2019, we were awarded soft loan finance of €6.6 million under the Spanish Government's Reindus programme. This loan was advanced in September 2019. This facility takes the total Spanish public financing to €8.5 million in support of Midatech’s manufacturing scale-up activities following the award in January 2019 of a €1.5 million (to be advanced on a reimbursement basis) soft loan from the Basque regional government and a related Basque government grant worth €450,000 awarded in late 2018.

FINANCIAL HIGHLIGHTS

•	Total revenue decreased by 18%, to £0.45 million (H1 2018: £0.55 million). Total revenue represents income from R&D collaborations plus grant revenue.

•	Research and development costs decreased by 25% to £3.46 million (H1 2018: £4.60 million).

•	Administrative expenses decreased by 3% to £2.05 million (H1 2018: £2.12 million).

•	Net cash outflow used in continuing and discontinued operations (after changes in working capital) was £4.56 million, down 41% from £7.77 million in H1 2018. The cash balance at 30 June 2019 was £9.0 million.

•	Loss per share for Continuing Operations was 1p compared to 9p in H1 2018, reflecting both the reduced loss for the period (£4.42 million for the six-months to 30 June 2019 compared to £5.62 million for H1 2018) as well as the increased number of shares following the share issue in February 2019 (see note 6).

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Commenting on the Full Year 2018 Results, Midatech's Chief Executive Officer, Dr Craig Cook, said: "The first half of this year saw us achieve some important milestones. Alongside a successful fundraise we secured our largest ever licensing partnership for our technology with CMS. We have moved our in-house programmes forward and now have a clear, deliverable development plan for our lead product MTD201, together with the exciting potential of our MTX110 programme, with further clinical data expected from both programmes in the near term.”

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

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About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using its technology platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

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CHAIRMAN AND CHIEF EXECUTIVE’S REVIEW

The first half of 2019 has seen Midatech continue to make important progress on all fronts. Our key R&D programmes, MTD201 (Q-Octreotide) for the treatment of acromegaly and neuroendocrine tumours, and MTX110 for the treatment of childhood brain cancer, have both progressed in their development. Furthermore, in February, we signed our first major licence deal, with Chinese specialty pharmaceutical group, China Medical System (“CMS”), and concluded a round of fundraising, securing £13.4 million before transaction costs, extending the cash runway into 2020. We also restructured the Board of Directors, reducing the size of the Board overall whilst welcoming two new Non-Executive Directors, both bringing very significant pharmaceutical industry expertise.

Fundraise, CMS investment and licence

The licence deal with CMS accompanied an £8 million investment by CMS and A&B, for a 51% stake in Midatech, and is an important validation of our pipeline products, platform technologies, intellectual property portfolio and commercial potential. To be able to secure a such credible regional partner is a hugely significant development for Midatech and brings not only significant commercialisation and distribution capabilities in Asia but also opportunity for development of earlier stage assets outside of our core products. Subject to certain milestones being achieved, pursuant to the terms of the licence agreement entered into between Midatech and CMS (“Licence”), Midatech, will receive regulatory and sales-based payments, as well as royalties.

Through the Licence, CMS has acquired rights to develop and commercialise (at its cost) our pipeline product candidates in Greater China and certain countries in South East Asia (not including Japan and South Korea). CMS currently promotes a wide range of licenced pharmaceutical products through its network of around 3,600 staff in China.

As previously announced, the Licence also allows CMS to pursue additional product opportunities using Midatech’s technologies beyond those currently in development, with the opportunity for CMS to fund Midatech to undertake the initial development on CMS’ behalf. If such products were to obtain regulatory approval, CMS would own the rights in the territories covered by the agreement and Midatech would retain the rights in the rest of the world, including the US and Europe. Initial feasibility work is already underway on one programme with others having been identified by CMS for further evaluation.

R&D update

With our unique platform technologies, Midatech seeks to make medicines better, improving the bio-delivery and bio-distribution of existing, approved drug compounds by taking them to where they are needed in the body, enabling them to exert their actions in an effective, safe and precise manner. This de-risked approach is bearing fruit with both MTD201 (Q-Octreotide) and MTX110 successfully entering the clinic in May 2018 and both are now making good progress on their routes to market.

The two lead programmes form part of a compelling pipeline of oncology and immunotherapy assets progressing towards and through clinical development. Following significant restructuring last year, Midatech now has a clear R&D focussed strategy to deliver transformative therapies that might otherwise not be possible, or be very difficult, for patients with devastating cancers and other rare diseases. In addition, the programmes currently at the preclinical stage offer the potential to add to our exciting R&D pipeline in the mid-term.

MTD201 for acromegaly and neuroendocrine tumours

Midatech’s lead development product, MTD201 (Q-Octreotide), is a treatment for acromegaly and neuroendocrine tumours (“NET”), and is based on the Group’s unique, proprietary polymer microsphere technology, Q-Sphera™ for sustained release delivery. MTD201 will enter a $2.5 billion market, currently dominated by a Novartis product, Sandostatin® LAR® (“SLAR”).

Following the successful, Phase I human study conducted in 2018 (“Study 101”), which compared the performance of MTD201 against SLAR, we have now finalised the development plan for the product. The 2018 study indicated that MTD201 has a number of product characteristics, uniquely conferred by the Q-Sphera technology, that support the positioning of MTD201 as a new differentiated product for the treatment of acromegaly and NET. Following consultations with key opinion leaders, regulators, and potential partners, we believe that leveraging these benefits and developing MTD201 as a differentiated product provides the most valuable, de-risked development programme for the Company. Midatech’s Q-Sphera technology has patent protection into the 2030's.

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The next stage in the Company's development plan for MTD201 is commencement of a further Phase I study (“Study 102”) investigating subcutaneous delivery as an additional route of administration, in addition to intramuscular delivery as used in Study 101. The new study, which is being conducted in 28 healthy subjects, has recently received the necessary approval to proceed, with data expected to be available towards the end of 2019 or early in 2020. The objective is to determine the administration route for the pivotal registration study due to commence in 2020.

The earlier Study 101, conducted in 2018, demonstrated that MTD201 has a favourable long-acting clinical profile, with significantly lower variability in release kinetics, and no initial burst release of the active ingredient (octreotide) when compared to Novartis' SLAR. Combined with the other advantages of Midatech's Q-Sphera™ technology, including less painful injections due to smaller needle size (21 gauge needle, compared to 19/18 gauge for SLAR), and simpler, more reliable reconstitution and injection (less than 10 minutes versus up to 40 minutes for SLAR), the Company believes that MTD201 is well positioned as a next generation long-acting agent in the US$2.5 billion somatostatin analogue market.

In addition to the advantages shown in Study 101, the Q-Sphera technology provides the flexibility for unit doses above 30mg, longer dosing intervals of up to 6 weeks, and subcutaneous administration of octreotide, none of which the Company believes are currently possible with the manufacturing process used for SLAR. This provides the opportunity for further, well differentiated octreotide products and an enhanced potential for MTD201 to compete with existing long-acting somatostatin analogues. The subcutaneous route of administration being evaluated in Study102 will further reduce pain on injection and allow the potential for self-administration at home without the need for hospital visits to receive drug injections.

Preparation for the next pivotal phase of clinical development for MTD201 in 2020 is also underway. Following confirmation of the MTD201 administration route from Study 102, the pivotal registration study in acromegaly patients is planned to commence early in 2020. Subject to funding, a pivotal registration programme to support a second indication in NET is also expected to commence in 2020.

Study 101 was also an important validation milestone for Midatech’s Q-Sphera™ technology, demonstrating it to be an exciting new sustained-release delivery platform with several advantages over traditional manufacturing technologies. This provides an opportunity for several other follow-on products for different indications that could be pursued for development, either internally or with partners, and is expected to lead to future out-licence opportunities for the Company.

MTX110 for childhood brain cancer (DIPG)

MTX110 is being developed, initially for the treatment of an ultra-rare, highly aggressive and inoperable form of childhood brain cancer called Diffuse Intrinsic Pontine Glioma ("DIPG"). This disease is universally fatal with an average life expectancy of 7 to 9 months. Midatech is also evaluating MXT110 for the treatment of other forms of childhood brain cancer and also Glioblastoma Multiforme ("GBM"), which is a fast-growing form of brain cancer in adults.

MTX110 utilises the Group’s MidaSolve nanosaccharide inclusion technology to solubilise an otherwise insoluble chemotherapeutic agent, panobinostat, allowing it to be administered directly into the tumour via micro-catheters. Panobinostat is already approved for the treatment of other cancers and is known to be one of the most potent agents against DIPG tumour cells, however, its lack of solubility in water means that currently it can only be given orally, and it is not effective against brain cancers as it does not cross the blood-brain-barrier.

An initial MTX110 study in DIPG patients, began in May 2018 and is a combined Phase I (safety) and Phase II (efficacy) programme. Phase I is a dose escalating component originally designed with five dose levels; however, since MTX110 has been well tolerated in the patients treated to date, a further two higher dose levels were added to the study. This Phase I component is scheduled to complete in H2 2019 with the Phase II efficacy component to follow immediately thereafter, subject to confirmation from the US Food and Drug Administration.

Based on the Phase I progress to date, the Recommended Phase II Dose ("RP2D") has preliminary been set at the upper dosage level achieved in this Phase I component. A further small cohort of three patients will now be treated to complete the traditional standard dose escalation schedule in the development of cancer therapeutics, and to confirm this RP2D dose. We expect these patients will join the Phase II efficacy component, which is scheduled to start thereafter, following confirmation from the US Food and Drug Administration.

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Manufacturing update

Midatech’s GMP certified facility in Bilbao continues to be a key component of our business. Material for the first-in-human studies for MTD201 and MTX110 was manufactured in-house and work is ongoing to support the next stage of the MTD201 clinical development. This facility keeps our manufacturing knowhow in-house and allows us in the long-term to better control our own costs and timelines. It also provides the platform on which we are building our future commercial manufacturing needs, particularly for the Q-Sphera platform and MTD201.

In January 2019 we were awarded a €1.5 million soft loan with the Basque regional government to support the commercial scale-up for MTD201 and the Q-Sphera™ platform. This facility is provided as a reimbursement of costs incurred up to the amount of the loan and follows a related Basque government grant worth €450,000 awarded in late 2018.

Further support for our commercial scale-up activities was received in March 2019, when we were awarded a an additional €6.6 million of soft loan finance under the Spanish Government's Reindus programme. This loan was advanced in September 2019 following the Group providing a €2.9 million guarantee. This facility takes the total Spanish public financing to €8.5 million in support of Midatech’s manufacturing scale-up activities.

The costs of the commercial facility will depend largely on whether the Group ultimately seeks to develop the capability for in-house primary manufacture as well as fill-and-finish, or in-house primary manufacture with outsourced fill-and-finish.

Board changes and restructuring

Following the fundraise in February of this year, three of the Group’s Non-Executive Directors stepped down, having served the business since its IPO in 2014. At that time, we were pleased to welcome Dr Huaizheng Peng to the Board as a Non-Executive Director. Dr Peng is General Manager of International Investment and Operations at CMS. He brings a wealth of experience, having worked in private equity and investment banking in London prior to joining CMS in 2011.

In July 2019, we further strengthened the Board with the appointment of Frédéric Duchesne as a Non-Executive Director. Until May 2019, Mr Duchesne was President and Chief Executive Officer of the Pharmaceuticals Division of Pierre Fabre Laboratories and he brings more than three decades of experience and leadership in commercial, strategic planning, product development, business development, market access, supply chain and manufacturing roles in major pharmaceutical companies.

In September 2019, the Company appointed Stephen Stamp as Chief Financial Officer. Mr Stamp is an experienced public company CFO and has held senior positions in a number of significant healthcare companies including as Group Finance Director of Shire plc, when the company was listed on the London Stock Exchange and NASDAQ, Chief Operating Officer of Xanodyne Pharmaceuticals Inc and most recently with AIM quoted Ergomed plc, where he served initially as CFO before becoming CEO. Mr Stamp takes over from Nick Robbins-Cherry, who resigned as a Director of the Company effective 9 September 2019.

The changes at Board level support the recent restructuring of the business, with the focus now very clearly on pressing ahead with the R&D pipeline. The sale of Midatech’s commercial business in the US and closure of our Abingdon R&D site, both in late 2018, leaves a streamlined operation and allows management to completely focus on advancing our high value R&D pipeline to maximise the value for shareholders.

Funding

The fundraise completed earlier this year provides the runway to continue to progress the Group’s R&D programmes. The decision to follow a differentiated development path for MTD201 with its expected, longer development path, means that additional capital will be required prior to the conclusion of the programme. Efforts are ongoing to pursue out-licence opportunities that secure up-front payments, particularly for MTD201 and the Q-Sphera platform, but to support the wider R&D product portfolio development and ongoing operation of the business, the Company continues to explore all available funding options at this time.

Outlook

With the Midatech’s programmes, MTD201 and MTX110 both moving into the final stages of their clinical development, subject to funding, the next 12-18 months promises to be a transformational period for the Group. We are excited at the prospect of our products progressing in the clinic and making a difference for patients and create value for our shareholders.

Rolf Stahel	Dr Craig Cook
Chairman	Chief Executive Officer

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FINANCIAL REVIEW

The Board of Midatech Pharma plc is pleased to report a positive set of results for the six-months to 30 June 2019. Overall operating costs and cash outflow for the period were both reduced, benefitting from the extensive corporate restructuring and cost reduction undertaken during 2018. Comparative results for the six-month period to 30 June 2018, included below, relate to continuing operations only, and exclude results from our former US commercial operation, Midatech Pharma US, Inc. (“MPUS”), which was sold in November 2018.

Key performance indicators (2018 from continuing operations only)

	H1 2019		H1 2018

Total revenue(1)	£0.45	m	£0.55	m
R&D costs	£3.46	m	£4.60	m
R&D as % of operating costs	61%		67%
Loss from continuing operations	£4.42	m	£5.62	m
Net cash inflow/(outflow) for the period	£6.70	m	(£8.39	m)

(1)	Total revenue represents income from R&D collaborations plus grant revenue

Following the sale of MPUS, Midatech’s KPIs focus on the key areas of operating results, R&D spend and cash management. These measures provide information on the core R&D operation. Additional financial and non-financial KPIs may be adopted in due course.

Revenue and grant income

Total revenue for the six months to 30 June 2019 was £0.45 million compared to £0.55 million in the first six months of 2018, a decrease of 18%. Revenue, comprising income from R&D collaborations, increased by 130%, to £0.23 million in the six months to 30 June 2019 compared to £0.10 million in the corresponding period last year. Grant income has reduced significantly in the period, from £0.45 million in the six months to 30 June 2018 to £0.22 million this year, reflecting the fact that the two European grant-funded programmes that have generated significant income over recent years have both come to an end.

Until such time as the Group’s development assets, in particular MTD201 Q-Octreotide and MTX110, are approved for sale and can be commercialised, the Board anticipates that the only significant future revenue to be generated will be from R&D collaborations and out-licensing opportunities. Ongoing operating activities will be principally focused on completing the clinical development of MTD201 and MTX110 as well as pursuing further R&D collaborations, particularly in connection with the Group’s Q-Sphera sustained release technology.

Research and development costs

R&D costs for the first half of 2019 were down 25% on the first half of 2018, at £3.46 million compared to £4.60 million. The reduction reflects the closure of the Abingdon R&D centre in December 2018 and reduced R&D headcount. In addition, during the first half of 2018 there was a ramp-up in activity as the Group commenced the initial human trials of both MTD201 and MTX110. This year, the MTX110 study is ongoing however activity on MTD201 has been limited to preparatory work in advance of the planned pivotal registration programme, outlined in more detail in the Chairman and Chief Executive’s Review.

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Distribution costs, sales and marketing

Distribution, sales and marketing costs relate to preparatory marketing activities in connection with the development products, MTD201 and MTX110. The charge for H1 2019 amounted to £0.19 million compared to £0.11 million for H1 2018.

Administrative costs

Administrative expenses in the six-month period to 30 June 2019 were down 3% to £2.05 million compared to £2.12 million for H1 2018. The 2019 costs included legal costs associated with the CMS license agreement and fundraising, described in more detail in the Chairman and Chief Executive’s Review.

Cash flows

Cash flows described below reflect the activities of both continuing and discontinued operations.

Cash outflows used in operations (before changes in working capital) in H1 2019 were £4.58 million compared to £6.53 million in H1 2018. This reduced cash outflow was partly the result of a lower loss from continuing operations, of £4.42 million in H1 2019 compared to £5.62 million in H1 2018, largely due to reduced operating costs following the sale of MPUS and the closure of the Abingdon R&D centre.

Payment relating to discontinued operations

Under the terms of the MPUS Sale Agreement, dated 26 September 2018, between the Company and Kanwa Holdings, LP (the “Purchaser”), an investment vehicle affiliated with Barings LLC, Midatech agreed to indemnify the Purchaser against, inter alia, any liability related to any prescription drug user fee amounts owed to the United States Food and Drug Administration (“FDA”) under the Prescription Drug Fee User Act (“PDUFA”) by MPUS for the United States government’s fiscal year ended 30 September 2018.

MPUS had successfully obtained waivers for user fees for all prior fiscal periods in which it was liable under PDUFA and entered into the Sale Agreement with the Purchaser confident that a further waiver would be obtained. However, during H1 2019 MPUS sought approval from the FDA for a filing relating to one of its commercial products and was informed by the FDA that the approval would not be forthcoming whilst the PDUFA fee remained unpaid. Consequently, MPUS paid the PDUFA fee of £0.95 million and then, in accordance with the terms of the SPA, Midatech deposited the same amount with MPUS, pending completion of the waiver application process. Payment of this deposit is included in the cash outflow used in operations figure stated above. The waiver application process is ongoing and Midatech expects to recover the amount paid in due course.

The net book value of property, plant and equipment decreased during the first half of 2019 by £0.23 million. This included capital expenditure of £20,000 (H1 2018: £0.50 million) with a further increase in fixed assets of £0.40 million relating to the establishment of Right of use Assets under IFRS16 in respect of the Group’s property leases in Cardiff and Bilbao. The Group recorded a depreciation charge for the period of £0.64 million (H1 2018: £0.50 million).

Cash inflow from financing activities was £12.23 million for H1 2019, compared to an outflow of £0.31 million for H1 2018. In February 2019, the Company raised cash of £12.46 million (net of broker fees of £947,000) from the issue of 348,215,478 new shares in a Subscription, Placing and Open Offer. Interest paid for H1 2019 was £6,000 compared to £0.24 million paid in H1 2018, relating to the loan facility with Midcap Financial that was redeemed in November 2018 following the sale of MPUS.

Overall, cash increased by £6.70 million in the six months to 30 June 2019, compared to a decrease of £8.39 million for H1 2018. This resulted in a cash balance at the period end of £8.98 million compared to £2.34 million at 31 December 2018.

Post-period end

As announced on 29 March 2019, Midatech has been notified that its loan application under the Spanish government Reindustrialisation ("Reindus") programme has been approved. The loan amount is €6.6 million and is intended to help fund Midatech's plans for commercial scale-up of its key MTD201 Q-Octreotide development product. The Reindus approval brings the total Spanish public financing available for this project to €8.5 million, including amounts previous approved by the Basque regional government. In order to secure the loan Midatech has provided a €2.9 million guarantee in the form of a bond ("Guarantee") which crystallised at the point the loan was advanced in September 2019. The Reindus loan will accrue interest at a rate of 1.6% per annum, payable following drawdown. Repayment of the principal commences 3 years after drawdown and the repayment period thereafter is 10 years.

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Following the closure of the Group R&D facility in Abingdon, Midatech continues to maintain its careful management of cash resources and stringent controls over costs.

Even with the proceeds from the February fundraise, the Group’s cash resources are finite, and the Board does not expect to be able to complete the development of the key programmes, MTD201 and MTX110, without additional cash resources. The Company continues to explore all available funding options at this time.

Going Concern

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. As at 30 June 2019 the Group had total equity of £24.8million (£16.9 million 31 December 2018), it incurred a net loss after tax for the six months to 30 June 2019 of £4.4 million (£5.6 million H1 2018) and used cash in operating activities of £4.6 million (£7.8 million H1 2018) for the same period. As at 30 June 2019, the Group had cash and cash equivalents of £9.0 million.

The future viability of the Group is dependent on ability to generate cash from operating activities, to raise additional capital to finance its operations or to successfully obtain regulatory approval to allow marketing of the Group's development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next five years including the period twelve months from the date of approval of this interim financial information. These forecasts show that further financing will be required within the next 12 months assuming, inter alia, that all development programmes and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

In addition to utilising the existing cash reserves the Directors are evaluating a number of near-term funding options potentially available to the Group and are confident that additional working capital will become available in the timeframe required and on terms acceptable to the Board and shareholders. Therefore, after considering the uncertainties the Directors consider it is appropriate to continue to adopt the going concern basis in preparing the interim financial information.

Macro-economic environment

At this time, the expected situation following Brexit continues to be a source of uncertainty however, to date, the impact on Midatech’s operations has been limited. Our historic EU funded grant programmes were unaffected; however, we are evaluating whether there will be an impact on any future grant opportunities.

Sterling has lost value against all major currencies so far this year whilst the currency markets continue to struggle with the uncertainty surrounding the eventual terms of Brexit. With the sale of MPUS, exposure to US dollar fluctuations has been minimal however the Euro is an area of risk through our Bilbao manufacturing operation.

Stephen Stamp

Chief Financial Officer

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Midatech Pharma plc

Condensed consolidated unaudited statement of comprehensive income for the six month period ended 30 June 2019

	Note	Six months ended 30 June 2019 unaudited		Six months ended 30 June 2018 unaudited
		£'000		£'000

Revenue		230		97
Grant revenue		222		452

Total revenue		452		549

Research and development costs		(3,459)		(4,595)
Distribution costs, sales and marketing		(191)		(105)
Administrative costs		(2,046)		(2,119)

Loss from operations		(5,244)		(6,270)

Finance income		1		1
Finance expense		(8)		(240)

Loss before taxation		(5,251)		(6,509)

Taxation	3	832		889

Loss from continuing operations		(4,419)		(5,620)

Loss from discontinued operations net of tax	5	-		(5,793)

Loss for the period attributable to the owners of the parent		(4,419)		(11,413)

Other comprehensive (loss) / income:

Items that will or may be reclassified subsequently to profit or loss when specific conditions are met:
Exchange gains/(losses) arising on translation of foreign operations		(64)		204

Total other comprehensive (loss) / income, net of tax		(64)		204

Total comprehensive loss attributable to the owners of the parent		(4,483)		(11,209)

Loss per share
Basic and diluted loss per ordinary share - pence	6	(1	p)	(9	p)
Continuing Operations		________		________

Basic and diluted loss per ordinary share - pence	6	(1	p)	(18	p)
all operations		________		________

The accompanying notes form part of these financial statements

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Midatech Pharma plc

Condensed consolidated unaudited statement of financial position at 30 June 2019

	Note	As at 30 June 2019 unaudited	As at 31 December 2018
Assets		£'000	£'000
Non-current assets
Property, plant and equipment	7	1,751	1,983
Intangible assets	8	12,378	12,374
Other receivables due in greater than one year		78	469
		14,207	14,826
Current assets
Trade and other receivables	9	2,563	1,323
Income tax receivable		2,789	1,952
Cash and cash equivalents		8,976	2,343
		14,328	5,618

Total assets		28,535	20,444

Liabilities
Non-current liabilities
Borrowings		383	884
Provisions	10	-	165

		383	1,049
Current liabilities
Trade and other payables		2,524	2,103
Borrowings		711	368
Provisions	10	165	-
		3,400	2,471

Total liabilities		3,783	3,520

Issued capital and reserves attributable to owners of the parent
Share capital	11	1,020	1,003
Share premium		65,207	52,939
Merger reserve		53,003	53,003
Foreign exchange reserve		(365)	(301)
Accumulated deficit		(94,113)	(89,720)
Total equity		24,752	16,924

Total equity and liabilities		28,535	20,444

The accompanying notes form part of these financial statements

15

Midatech Pharma plc

Condensed consolidated unaudited statement of cash flows

for the six month period ended 30 June 2019

	Six Months ended 30 June 2019 unaudited	Six months ended 30 June 2018 unaudited
	£’000	£'000
Cash flows from operating activities
Loss after tax	(4,419)	(11,413)
Adjustments for:
Depreciation of property, plant and equipment	641	496
Amortisation of intangible fixed assets	3	432
Share based payment expense	26	(93)
Net interest expense	7	239
Taxation	(832)	(889)
Impairment of Intangible asset	-	4,701

Cashout flows from operating activities before changes in working capital	(4,574)	(6,527)

Increase in inventories	-	(65)
Decrease/(Increase) in trade and other receivables	61	376
Decrease in trade and other payables	(43)	(1,549)

Cash used in operations	(4,556)	(7,765)

Taxes paid	(5)	-

Net cash used in operating activities	(4,561)	(7,765)

Investing activities
Purchases of property, plant and equipment	(20)	(317)
Deposit paid in connection with disposal of subsidiary (see note 5)	(947)	-
Interest received	1	1
Purchase of intangible asset	(8)	-

Net cash used in investing activities	(974)	(316)
Financing activities
Interest paid	(6)	(240)
Receipts from sub-lease	22	-
Payments to lessors	(67)	(7)
Repayment of borrowings	-	(64)
Equity raise (net of broker fees) (see note 11)	12,459	-
Equity raise legal fees	(174)	-

Net cash generated from / (used in) financing activities	12,234	(311)

Net increase/(decrease) in cash and cash equivalents	6,699	(8,392)
Cash and cash equivalents at beginning of period	2,343	13,204
Exchange gains on cash and cash equivalents	(66)	(467)

Cash and cash equivalents at end of period	8,976	4,345

The accompanying notes form part of these financial statements

16

Midatech Pharma plc

Condensed consolidated unaudited statement of changes in equity for the six month period ended 30 June 2019

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£'000	£'000	£'000

At 1 January 2019	1,003	52,939	53,003	(301)	(89,720)	16,924

Loss for the period	-	-	-	-	(4,419)	(4,419)
Foreign exchange translation	-	-	-	(64)	-	(64)
Total comprehensive loss	-	-	-	(64)	(4,419)	(4,483)

Transactions with owners

Share based payment	-	-	-	-	26	26
Shares issued on 26 February 2019 (see note 11)	17	12,268	-	-	-	12,285

At 30 June 2019 (unaudited)	1,020	65,207	53,003	(365)	(94,113)	24,752

At 1 January 2018	1,003	52,939	53,003	2,385	(74,654)	34,676

Loss for the period	-	-	-	-	(11,413)	(11,413)
Foreign exchange translation	-	-	-	204	-	204
Total comprehensive loss	-	-	-	204	(11,413)	(11,209)
Transactions with owners

Share based payment	-	-	-	-	(93)	(93)
At 30 June 2018 (unaudited)	1,003	52,939	53,003	2,589	(86,160)	23,374

The accompanying notes form part of these financial statements

17

Midatech Pharma plc Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2019
1	Basis of preparation

The unaudited interim consolidated financial information for the six months ended 30 June 2019 has been prepared following the recognition and measurement principles of the International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB), and as adopted by the EU and in accordance with International Accounting Standard 34 Interim Financial Reporting (‘IAS 34’). The interim consolidated financial information does not include all the information and disclosures required in the annual financial information, and should be read in conjunction with the audited financial statements for the year ended 31 December 2018.

The condensed interim financial information contained in this interim statement does not constitute statutory financial statements as defined by section 434(3) of the Companies Act 2006. The condensed interim financial information has not been audited. The comparative financial information for the year ended 31 December 2018 in this interim report does not constitute statutory accounts for that year. The statutory accounts for 31 December 2018 have been delivered to the UK Registrar of Companies. The auditor’s report on those accounts was unqualified, did not draw attention to any matters by way of emphasis, and did not contain a statement under section 498(2) or 498(3) of the Companies Act 2006.

Midatech Pharma’s annual reports may be downloaded from the Company’s website at http://www.midatechpharma.com/investors/financial-reports.html, or a copy may be obtained from Oddfellows House, 19 Newport Road, Cardiff CF24 0AA.

One new accounting standard, IFRS 16 (Leases), and one new interpretation, IFRIC 23 (Uncertainty over Income Tax Treatments), were applicable to the Group for the accounting period commencing 1 January 2019. The impact of these changes is set out below in note 2.

Going concern

The Group is subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenues from the existing product portfolio and in due course the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of its pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue adequate to support the Group's cost structure.

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. As at 30 June 2019 the Group had total equity of £24.8m (£16.9m 31 December 2018), it incurred a net loss after tax for the six months to 30 June 2019 of £4.4m (£11.4m H1 2018) and used cash in operating activities of £4.6m (£7.8m H1 2018) for the same period. As at 30 June 2019, the Group had cash and cash equivalents of £9.0m.

The future viability of the Group is dependent on ability to generate cash from operating activities, to raise additional capital to finance its operations or to successfully obtain regulatory approval to allow marketing of the Group's development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next five years including the period twelve months from the date of approval of this interim financial information. These forecasts show that further financing will be required within the next 12 months assuming, inter alia, that all development programmes and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

In addition to utilising the existing cash reserves the Directors are evaluating a number of near-term funding options potentially available to the Group and are confident that additional working capital will become available in the timeframe required and on terms acceptable to the Board and shareholders. Therefore, after considering the uncertainties the Directors consider it is appropriate to continue to adopt the going concern basis in preparing the interim financial information.

The condensed financial information for the six-month period was approved by the board on 27 September 2019.

18

2	Accounting policies

Except for the adoption of IFRS 16 and IFRIC 23, the accounting policies adopted are consistent with those followed in the preparation of the audited statutory financial statements for the year ended 31 December 2018.

In respect of the application of IFRS 15, there is no change in the revenue recognition for services performed, which continue to be recognised over time as a reasonable assessment of the extent to which the performance obligations have been delivered; future revenues which may arise from collaboration agreements with third parties will be recognised when they become due, dependant on the nature of the revenue earned. This policy will be clarified in future financial reports once the nature of any future revenue is known. There were no material judgements applied in applying IFRS 15.

Details of the impact of IFRS 16 and IFRIC 23 are given below. Other new and amended standards and Interpretations issued by the IASB that will apply for the first time in the next annual financial statements are not expected to impact the Group as they are either not relevant to the Group’s activities or require accounting which is consistent with the Group’s current accounting policies.

IFRS 16 Leases

Effective 1 January 2019, IFRS 16 has replaced IAS 17 Leases and IFRIC 4 Determining whether an Arrangement Contains a Lease.

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, together with options to exclude leases where the lease term is 12 months or less, or where the underlying asset is of low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17, with the distinction between operating leases and finance leases being retained. The Group does not have significant leasing activities acting as a lessor.

(a) Transition Method and Practical Expedients Utilised

The Group adopted IFRS 16 using the modified retrospective approach, with recognition of transitional adjustments on the date of initial application (1 January 2019), without restatement of comparative figures, to all contracts in existence on or after 1 January 2019, except for leases of low value based on the value of the underlying asset when new or for short-term leases with a lease term of 12 months or less.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most leases. However, the Group has elected not to recognise right-of-use assets and lease liabilities for some leases of low value assets based on the value of the underlying asset when new or for short-term leases with a lease term of 12 months or less.

On adoption of IFRS 16, the Group recognised right-of-use assets and lease liabilities in relation to leases of property, which had previously been classified as operating leases.

The lease liabilities were measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as at 1 January 2019. The Group’s incremental borrowing rate is the rate at which a similar borrowing could be obtained from an independent creditor under comparable terms and conditions. The weighted-average rate applied was 3%.

The right-of-use assets were measured as follows:

•	Property leases: Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

19

The following table presents the impact of adopting IFRS 16 on the statement of financial position as at 1 January 2019:

1 January 2019

£'000

Right-of-use assets	395
Lease liabilities	(546)
Lease receivables re: sub-let property	152

Included in profit or loss for the period is £123k of depreciation relating to right-of-use assets, recorded in administrative expenses, and £8k for interest, recorded in finance expense. In the cash flow statement, lease payments relating to operating leases were previously recorded in operating activities and are now shown under financing activities.

The following table reconciles the minimum lease commitments disclosed in the Group’s 31 December 2018 annual financial statements to the amount of lease liabilities recognised on 1 January 2019:

1 January 2019

£'000

Minimum operating lease commitment at 31 December 2018	577
Less: low value leases not recognised under IFRS 16	(5)
Less: effect of discounting using the incremental borrowing rate as at the date of initial application	(36)
Lease liabilities recognised at 1 January 2019	546

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires:

•	The Group to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	The Group to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and
•	If it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Group elected to apply IFRIC 23 retrospectively with any cumulative effect to be recorded in retained earnings as at the date of initial application, 1 January 2019. The adoption of IFRIC 23 did not result in a change in corporate tax liabilities or assets.

Use of estimates and judgements

There have been no material revisions to the nature and amount of estimates of amounts reported in prior periods except where the implementation of IFRS 16 and IFRIC 23 discussed above requires a different approach to the accounting previously applied. Significant estimates and judgements that have been required for the implementation of these new standards are:

•	The determination of whether an arrangement contains a lease:
•	The determination of lease term for some lease contracts in which the Group is a lessee that include renewal options and termination options, and the determination whether the Group is reasonably certain to exercise such option;
•	The determination of the incremental borrowing rate used to measure lease liabilities; and
•	The identification of potentially uncertain tax treatments and the estimation of the range of possible outcomes that may occur if a taxation authority were to examine the tax treatment.

20

Impact of accounting standards to be applied in future periods

There are a number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective for periods beginning subsequent to 31 December 2019 (the date on which the company’s next annual financial statements will be prepared up to) that the Group has decided not to adopt early. The Group does not believe these standards and interpretations will have a material impact on the financial statements once adopted.

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition.

Some of the significant accounting policies require management to make difficult, subjective or complex judgments or estimates. The policies which management consider critical because of the level of complexity, judgment or estimation involved in their application and their impact on the financial Information are:

•	Business combinations
•	Impairment of goodwill and intangible assets not yet ready for use
•	Share-based payments
•	Income Taxes
•	Intangible asset recognition
•	Recoverability of deposit under MPUS sales and purchase agreement

The deposit was made during the period ended 30 June 2019; it is a financial asset assessed for recoverability under IFRS9; management applies judgement to consider the credit risk of the counterparty (further details in notes 5 and 9).

Given the nature of the financial assets and liabilities held by the company, their carrying values at period end are not materially different to their fair value

3	Taxation

Income tax is recognised or provided at amounts expected to be recovered or to be paid using the tax rates and tax laws that have been enacted or substantively enacted at the Group Statement of Financial Position date. Research and development tax credits are recognised on an accruals basis and are included as an income tax credit under current assets. The research and development tax credit recognised is based on management’s best estimate of the expected tax claim for the period and is recorded within taxation under the Small and Medium-sized Enterprise Scheme.

	Six months ended 30 June 2019 unaudited	Six months ended 30 June 2018 unaudited
	£’000	£’000

Income tax credit	832	889

Total tax credit	832	889

Tax from discontinued operations	-	-

21

4	Segment information

Revenue

Due to the low level of revenue in the current and comparative period all customers account for greater than 10% of revenue.

Following the sale of the US commercial business in 2018, the Group’s continuing operations contain one reportable operating segment, Pipeline Research and Development (“Pipeline R&D”) which seeks to develop products using the Group’s nanomedicine and sustained release technology platforms. Discontinued operations comprise the US Commercial segment, which distributes and sells commercial, cancer supportive care products in the US market.

No measures of segment assets and segment liabilities were reported to the Group’s Board of Directors in order to assess performance and allocate resources. There was no intersegment activity and all revenue is generated from external customers.

The UK and Spanish entities within continuing operations meet the aggregation criteria and therefore represent a single reportable segment under Pipeline R&D. The research and development activities involve the discovery and development of pharmaceutical products in the field of nanomedicine and sustained release technology.

Segmented results for the 6 months ended 30 June 2019 (unaudited)

	Pipeline R&D	Commercial (discontinued)	Consolidated (including discontinued operations)
	£’000	£’000	£’000

Revenue	230	-	230
Grant revenue	222	-	222
	452	-	452
Total revenue

Cost of sales	-	-	-
Research and development costs	(2,853)	-	(2,853)
Distribution costs, sales and marketing	(191)	-	(191)
Administrative costs	(2,011)		(2,011)
Depreciation	(641)	-	(641)
Amortisation	-	-	-

Loss from operations	(5,244)	-	(5,244)

Finance income	1	-	1
Finance expense	(8)	-	(8)

Loss before tax	(5,251)	-	(5,251)

Taxation	832	-	832

Loss for the period	(4,419)	-	(4,419)

The Pipeline R&D continuing business operating costs reconcile to the statement of comprehensive income, as follows:

	Excluding depreciation	Depreciation	Total
	£’000	£’000	£’000

Research and development costs	(2,853)	(606)	(3,459)
Distribution costs, sales and marketing	(191)	-	(191)
Administrative costs	(2,011)	(35)	(2,046)

22

Segmented results for the 6 months ended 30 June 2018 (unaudited)

	Pipeline R&D	Commercial (discontinued)	Consolidated (including discontinued operations)
	£’000	£’000	£’000

Revenue	97	3,057	3,154
Grant revenue	452	-	452

Total revenue	549	3,057	3,606

Cost of sales	-	(519)	(519)
Research and development costs	(4,362)	(166)	(4,528)
Distribution costs, sales and marketing	(105)	(3,019)	(3,124)
Administrative costs	(1,856)	(16)	(1,872)
Depreciation	(496)	-	(496)
Amortisation	-	(429)	(429)
Goodwill impairment	-	(4,701)	(4,701)
Loss from operations	(6,270)	(5,793)	(12,063)

Finance income	1	-	1
Finance expense	(240)	-	(240)

Loss before tax	(6,509)	(5,793)	(12,302)

Taxation	889	-	889

Loss for the period	(5,620)	(5,793)	(11,413)

The Pipeline R&D continuing business operating costs reconcile to the statement of comprehensive income, as follows:

	Excluding depreciation	Depreciation	Total
	£’000	£’000	£’000

Research and development costs	(4,362)	(233)	(4,595)
Distribution costs, sales and marketing	(105)	-	(105)
Administrative costs	(1,856)	(263)	(2,119)

23

5	Loss from discontinued operations

The loss from discontinued operations was determined as follows:

	Six months ended 30 June 2019 unaudited	Six months ended 30 June 2018 unaudited
Results of discontinued operations	£'000	£'000

Revenue	-	3,057
Expenses	-	(4,149)
Fair Value Adjustment – goodwill impairment	-	(4,701)
Loss from operations	-	(5,793)
Finance Income	-	-
Loss for the period	-	(5,793)

The statement of cash flows includes the following amounts relating to discontinued operations:

	Six months ended 30 June 2019 unaudited	Six months ended 30 June 2018 unaudited
	£'000	£'000

Operating activities	-	(215)
Investing activities	(947)	-
Financing activities	-	(6)

Net cash from discontinued operations	(947)	(221)

The cash outflow in respect of operating activities under discontinued operations is a deposit paid in accordance with the terms of the MPUS sale and purchase agreement, dated 26 September 2018, between the Company and Kanwa Holdings, LP (the “Purchaser”), an investment vehicle affiliated with Barings LLC, Midatech agreed to indemnify the Purchaser against, inter alia, any liability related to any prescription drug user fee amounts owed to the United States Food and Drug Administration (“FDA”) under the Prescription Drug Fee User Act (“PDUFA”) by MPUS for the United States government’s fiscal year ended 30 September 2018 including any related fees and charges that may arise.

MPUS had successfully obtained waivers for user fees for all prior fiscal periods in which it was liable under PDUFA and entered into the Sale Agreement with the Purchaser confident that a further waiver would be obtained. During H1 2019 MPUS sought approval from the FDA for a filing relating to one of its commercial products and was informed by the FDA that the approval would not be forthcoming whilst the PDUFA fee remained unpaid. Consequently, MPUS paid the PDUFA fee of £0.95m and then, in accordance with the terms of the SPA, Midatech deposited the same amount with MPUS, pending completion of the ongoing waiver application process. See also note 9.

24

6	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period from continuing operations, attributable to ordinary equity holders of the parent company, by the weighted average number of ordinary shares outstanding during the period. As the Group made a loss for the period the diluted loss per share is equal to the basic loss per share.

	Six months ended 30 June 2019 unaudited Continuing		Six months ended 30 June 2018 unaudited Continuing
	£'000		£'000

Numerator
Loss used in basic EPS and diluted EPS	(4,419)		(5,620)

Denominator
Weighted average number of ordinary shares used in basic EPS	301,664,437		61,084,135

Basic and diluted loss per share - pence	(1	p)	(9	p)

	Six months ended 30 June 2019 unaudited Discontinued		Six months ended 30 June 2018 unaudited Discontinued
	£’000		£’000
Numerator
Loss used in basic EPS and diluted EPS	-		(5,793)

Denominator
Weighted average number of ordinary shares used in basic EPS	301,664,437		61,084,135

Basic and diluted loss per share - pence	(0	p)	(9	p)

Total loss per share (all operations) - pence	(1	p)	(18	p)

25

7	Property, plant and equipment

	Fixtures and fittings	Leasehold improve- ments	Computer equipment	Laboratory equipment	Right of Use Asset	Total
	unaudited	unaudited	unaudited	unaudited	unaudited	unaudited
	£'000	£'000	£'000	£'000	£'000	£'000
Cost

At 1 January 2019	253	2,013	383	3,651	0	6,300
Additions	-	3	7	10	-	20
Adoption of IFRS 16 Leases	-	-	-	-	395	395
Exchange differences	-	(6)	-	-	1	(5)

At 30 June 2019	253	2,010	390	3,661	396	6,710
Accumulated depreciation

At 1 January 2019	241	1,485	265	2,326	0	4,317
Charge for the period	5	200	37	276	123	641

Exchange differences	-	1	-	-	-	1

At 30 June 2019	246	1,686	302	2,602	123	4,959
Net book value

At 30 June 2019	7	324	88	1,059	273	1,751
At 1 January 2019	12	528	118	1,325	-	1,983

	Fixtures and fittings	Leasehold improve- ments	Computer equipment	Laboratory equipment	Total
	£'000	£'000	£'000	£'000	£'000
Cost

At 1 January 2018	252	2,112	342	3,669	6,375
Additions	4	106	40	353	503
Disposals	(5)	(229)	-	(401)	(635)
Exchange differences	2	24	1	30	57

At 31 December 2018	253	2,013	383	3,651	6,300
Accumulated depreciation

At 1 January 2018	196	1,238	192	2,220	3,846
Charge for the period	43	403	72	499	1,016
Disposals	-	(175)	(3)	(421)	(599)
Exchange differences	2	19	4	28	53

At 31 December 2018	241	1,485	265	2,326	4,317
Net book value

At 31 December 2018	12	528	118	1,325	1,983
At 1 January 2018	56	874	150	1,449	2,529

26

8	Intangible assets

	In-process research and development	Goodwill	IT/Website costs	Total
	unaudited	unaudited	unaudited	unaudited
	£'000	£'000	£'000	£'000
Cost
At 1 January 2019	13,378	2,291	28	15,697
Additions	-	-	8	8
Exchange differences	-	-	(1)	(1)
At 30 June 2019	13,378	2,291	35	15,704

Accumulated amortisation and impairment
At 1 January 2019	3,300	-	23	3,323
Amortisation charge for the period	-	-	3	3

Exchange differences	-	-	-	-
At 30 June 2019	3,300	-	26	3,326
Net book value
At 30 June 2019	10,078	2,291	9	12,378
At 1 January 2019	10,078	2,291	5	12,374

	In-process research and development	Product and marketing rights	Goodwill	IT/Website costs	Total
	£'000	£’000	£'000	£'000	£'000
Cost
At 1 January 2018	13,378	19,856	13,444	27	46,705
Disposals	-	(21,022)	(11,808)	-	(32,830)
Exchange differences	-	1,166	655	1	1,822
At 31 December 2018	13,378	-	2,291	28	15,697

Accumulated amortisation and impairment
At 1 January 2018	3,300	15,739	-	19	19,058
Amortisation charge for the period	-	431	-	3	434
Impairment	-	(17,103)	-	-	(17,103)
Exchange differences	-	933	-	1	934
At 31 December 2018	3,300	-	-	23	3,323
Net book value
At 31 December 2018	10,078	-	2,291	5	12,374
At 1 January 2018	10,078	4,117	13,444	8	27,647

27

9	Trade and other receivables

	As at 30 June 2019 unaudited	As at 31 December 2018
	£'000	£’000

Trade receivables	879	89
Prepayments	356	139
Other receivables	459	1,564
Deposit under MPUS sale and purchase agreement	947	-

Total trade and other receivables	2,641	1,792
Less: non-current portion (rental deposit)	(78)	(469)

Current portion	2,563	1,323

Trade and other receivables do not contain any impaired assets. The Group does not hold any collateral as security and the maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

As stated in note 5, a deposit payment of £0.95m was made in the period in accordance with the terms of the MPUS sale and purchase agreement, and represents a financial asset recoverable upon the receipt by MPUS of the PDUFA waiver. The deposit has been assessed for recoverability, within the scope of IFRS9, at 30 June 2019, by considering the credit risk of the counterparty and is satisfied that no expected credit loss provision is required.

Book values approximate to fair value at 30 June 2019 and 31 December 2018.

10	Provisions

	As at 30 June 2019 unaudited	As at 31 December 2018
	£’000	£'000

Opening provision at 1 January	165	-
Provision recognised in the period	-	165

As at 30 June (current) / 31 December (non-current)	165	165

No additional provision was recognised in the period. The provision recognised in 2018 relates to the ‘making good’ clause on the Abingdon office which was vacated in December 2018. The office has been sub-let for the remaining period of the lease, which is due to terminate in February 2020.

28

11	Share Capital

	As at 30 June 2019 unaudited	As at 30 June 2019 unaudited	As at 31 December 2018	As at 31 December 2018
Allotted and fully paid – classified as equity	number	£	number	£

At period end
Ordinary shares of 0.005p each	409,399,613	20,470	61,184,135	3,059
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,020,471		1,003,060

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value 0.005 pence each.

Date of Issue	Type of Share Issue	Ordinary Shares	Deferred Shares
2019		number	number
As at 1 January 2019		61,184,135	1,000,001

26 February 2019	Subscription Placing and Open Offer	348,215,478	-

As at 30 June 2019 (unaudited)		409,399,613	1,000,001

2018
As at 1 January 2018		61,084,135	1,000,001

1 August 2018	Issue of shares to Employee Share Incentive Plan	100,000	-
As at 31 December 2018		61,184,135	1,000,001

In February 2019, the Company raised cash of £13.4m before broker fees of £947k and legal fees of £174k, from the issue of 348,215,478 new shares in a Subscription, Placing and Open Offer.

29

12	Related party transactions

Transactions with Preci-Health (up to 31 May 2018)

The Directors previously considered Preci-Health SA (“Preci-Health) to be a related party by virtue of the fact that there was a member of key management personnel common to both Companies. Preci-Health ceased to be considered a related party on 31 May 2018 after that member left the Company.

In 2018, whilst it was considered to be a related party, £44.4k was invoiced to Preci-Health for research services and credited to revenue.

13	Contingent liabilities

The Group had no material contingent liabilities at 30 June 2019 or 31 December 2018.

14	Ultimate controlling party

In February 2019, China Medical Systems Holdings Limited and A&B (HK) Company Ltd (collectively, “CMS”) invested a total of £8m in return for 207,792,206 new ordinary shares, which following admission on 26 February 2019, represents 51% of the issued share capital of the Company. Based upon this, CMS is able to exert control over Midatech.

At date of issuance of the financial statements, the ultimate controlling party is deemed to Dr Lam Kong by virtue of the control he has over CMS.

15	Events after the reporting date

In September 2019 the Group received €6.6m of funding awarded under the Spanish Government Reindus programme, following the Group providing a €2.9 million guarantee. Such funds are to be used to support Midatech’s manufacturing scale-up activities.

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